PEAR TREE FUNDS 485BPOS

Exhibit 99.28(a)(17)

PEAR TREE FUNDS

Certificate of Termination

of

Pear Tree Axiom Emerging Markets World Equity Fund

The undersigned, being the Clerk of Pear Tree Funds (the “Trust”), a trust with transferable shares of the type commonly called a Massachusetts business trust, does hereby certify that, pursuant to the authority conferred upon the Trustees of the Trust by Article IX, Section 4 of the Third Amended and Restated Agreement and Declaration of Trust dated February 15, 2024, as amended to date (the “Declaration of Trust”), and by the affirmative vote of a majority of the Trustees at a meeting duly called and held on February 15, 2024, Pear Tree Axiom Emerging Markets World Equity Fund, a series of the Trust (the “Series”) authorized as provided in the Declaration of Trust, is terminated effective upon the filing of this Certificate of Termination of the Series with the Secretary of the Commonwealth of Massachusetts. This Certificate of Termination terminates only the Series and not the Trust itself or any other separate series of the Trust.

The Trustees further direct that, upon the execution of this Certificate of Termination, the Trust take all necessary action to file a copy of this Certificate of Termination with the Secretary of the Commonwealth of Massachusetts and at any other place required by law or by the Declaration of Trust.

IN WITNESS WHEREOF, the undersigned has set his hand and seal this 13th day of March 2024.

/s/ Deborah A. Kessinger
Deborah Kessinger, Clerk